

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. Michael J. Ulrich
VOC Energy Trust
c/o The Bank of New York Mellon Trust
Company, N.A., Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

Mr. Barry Hill
VOC Brazos Energy Partners, L.P.
1700 Waterfront Parkway
Building 500
Wichita, Kansas 67206

> **Re:** **VOC Energy Trust**
> **VOC Brazos Energy Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2011**
> **File No. 333-171474**

Dear Messrs. Ulrich and Hill:

We have reviewed your amendment, and your letters dated February 11, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1, 8, and 29 from our letter to you dated January 28, 2011. Also, as you file future amendments, revise the list of exhibits to specify with which prior filing each particular exhibit has been "previously filed."

2. Please confirm that your next amendment will include updated annual financial statements, pro forma financial statements and projections as necessary to comply with Rule 3-01 of Regulation S-X.

3. We note your response to prior comment 3 from our letter to you dated January 28, 2011, and we reissue the comment. In your response, you cite Item 901(c) of Regulation S-K, but insofar as you are registering the sale of interests in a finite-life entity, refer also to the definitions set forth in Item 901(b) for "partnership" and "finite-life." See also Section III.D of Securities Act Release No. 33-6922, including its discussion of business trusts as "finite-life" entities. These definitions appear to encompass both MV Oil and the Trust described in the Form S-1, not to mention the co-registrant, VOC Brazos Energy Partners, L.P. See pages 49 and 52, respectively.

4. Without limitation, please revise the prospectus cover page to highlight through the use of bullet points the most significant risks, and provide sufficient prior performance information, as applicable. For example, you cite MV Oil's experience at page 39 and elsewhere. However, you do not mention that MV Oil apparently failed to make cash distributions at the levels estimated in its final prospectus, both for the year 2007 as a whole and for each of the second, third, and fourth quarters of that year. Disclose this information with appropriate emphasis, or explain to us how the actual amounts for the various distributions were consistent with the prior projections.

Prospectus Summary – Risk Factors, page 11

5. You indicate that the list is "not exhaustive," but it does not appear that you have omitted from this section any of the risk factors appearing in the referenced Risk Factors section, which begins at page 25 and should constitute a comprehensive discussion of the material risks. Also, please further revise the discussion beginning at page 25 in accordance with prior comment 12 from our letter to you dated January 28, 2011. See Securities Act Release No. 33-6900 at Section II.A.3.d, which requires your risk-factor disclosure to be "short and concise."

Management of VOC Sponsor, page 45

6. We note your responses to prior comments 15 and 16 from our letter to you dated January 28, 2011. Please revise to quantify in this section or under a new "Executive Compensation" caption each of the applicable fees and expenses, as well as aggregate amounts. For example, we note the disclosure under "Fees and Expenses" at page 99, as well as the disclosure which appears at page 35 of the final MV Oil prospectus. Also, please revise the sketches for Messrs. Hill and Howarter to supply the end dates for, respectively, the Raymond James and Regier Carr positions you describe.

Significant Assumptions Used to Prepare the Projected Cash Distributions, page 55

Timing of actual distributions, page 55

7. We note in your response to prior comment 18 from our letter to you dated January 28, 2011 that you believe presenting the first year's results on the same basis as payments that are expected to be made would mislead investors about the long-term distributions to be made by the Trust. However, we note that the stated purpose of the projected cash distributions is to present to investors the projected cash distributions for the year ended December 31, 2011. Furthermore, it is unclear to us why an investor should expect long-term distributions to be made by the trust to correlate to the projected cash distributions for the year ended December 31, 2011. Accordingly, please modify your presentation of projected cash distributions for the year ended December 31, 2011 to conform to the basis by which payments will be determined. Please include any additional disclosure you believe necessary to clarify why your projections may vary from the reserve reports or future years due to the one month lag as well as any assumptions utilized therein.

Engineering Comments

8. Regarding your response to prior comment 30 from our letter to you dated January 28, 2011, tell us the average decline rate that you estimate for the existing wells on the Underlying Properties and if you are saying that you estimate the average well that is producing 5.5 barrels of oil per day will continue producing for an average of 37 years. Please tell us the economic life of the average well at the oil price used as of December 31, 2009.

9. In the Overview section please add that the Underlying Properties are located in mature oil fields whose current proved developed producing reserves are approximately 87% depleted according to the reserve report.

10. Regarding your response to prior comment 34 from our letter to you dated January 28, 2011, we realize that in most cases the operator of the project is the one that has the largest working interest share and can usually control the timing and amount of capital

expenditures. However, in projects with more than two owners, the operator may have the largest working interest share but not necessarily a majority of the ownership. In these cases, he must obtain the agreement of enough working interest owners to reach a majority in order to proceed with a project. If he cannot obtain enough agreement to reach a majority, he cannot proceed with the project even though he is the operator. In these cases, although he is the operator, he does not have what is normally considered operational control.   Revise your disclosure accordingly.

11. Regarding your response to prior comment 35 from our letter to you dated January 28, 2011, please tell us if you are reasonably certain that the future development as outlined in the reserve report will take place. This includes $7.5 million capital investment in Texas in 2010 and $8 million in 2011. Please tell us how much capital investment you spent in 2010 in Texas.

12. Regarding your response to prior comment 36 from our letter to you dated January 28, 2011, we believe that the water cut information is material information to investors and should be disclosed. Please revise your document to include it.

13. Regarding your response to prior comment 38 from our letter to you dated January 28, 2011, we asked how many wells have been producing in excess of 50 years, not the percentage of properties that have been producing that long.

14. Regarding your response to prior comment 42 from our letter to you dated January 28, 2011, it is the staff's view that seven years is more than sufficient time to have increased injection and facility capacity to drill one well in a waterflood. If you do not drill this well within the next year you should remove these reserves from the proved category.

15. Please reconcile for us your statement on page 80 – that "the discounted estimated future net revenues were prepared using the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period from January 1, 2009 through December 1, 2009, without giving effect to any derivative transactions, and were held constant for the life of the properties. This yielded a price for oil of $61.18 per barrel and a price for natural gas of $3.83 per MMBtu." – with the fact that in the Cawley Gillespie & Associates reserve report for the VOC Brazos Energy Partners, a gas price of approximately $6.27 per Mcf was used for the total proved case and an even higher price for the proved developed producing reserves. These economics were used in the calculation of reserves in Texas and the Standardized Measure, both of which were reported in the filing on page 83. The first of the month unweighted average Henry Hub gas price for 2009 was $3.87 per MMBTU, which is very close to what you stated in the filing that you used, but both gas prices are materially lower than the gas price actually used in the reserve report. Please revise your reserve report and filing accordingly or tell us why you believe the price used in the reserve report is correct.

16. You state under Planned Development and Workover Program on page 78 that you intend to follow the plan in the reserve report and you state that in Kansas you plan to drill two vertical development wells for $0.5 million. However, there are no proved undeveloped reserves from the drilling of new wells in Kansas in the reserve report. The only future investment in Kansas in the reserve report is a $0.5 million investment for proved developed non-producing reserves in 2010. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David P. Oelman, Esq.
       W. Matthew Strock, Esq.
       Vinson & Elkins L.L.P.
       Facsimile No. (713) 615-5861